Filed Pursuant to Rule 433

Registration No. 333-220267

August 11, 2020

Supplementing the Preliminary

Prospectus Supplement dated August 11, 2020

(To Prospectus dated August 30, 2017)

MPLX LP

Final Pricing Terms

August 11, 2020

$1,500,000,000 1.750% Senior Notes due 2026

$1,500,000,000 2.650% Senior Notes due 2030

Issuer:	MPLX LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2/BBB/BBB

Net proceeds (before expenses) to the Issuer:	$2,976,720,000

Trade Date:	August 11, 2020

Settlement Date**:	August 18, 2020 (T+5)

$1,500,000,000 1.750% Senior Notes due 2026

Principal Amount:	$1,500,000,000

Maturity Date:	March 1, 2026

Coupon:	1.750%

Price to Public:	99.785% of the principal amount plus accrued interest, if any, from August 18, 2020

Yield to Maturity:	1.791%

Spread to Benchmark Treasury:	+150 bps

Benchmark Treasury:	0.250% due July 31, 2025

Benchmark Treasury Price / Yield:	99-25+ / 0.291%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2021, to holders of record at the close of business on the preceding February 15 and August 15, respectively

Optional Redemption Provisions:

Make-Whole Call:	T+25 bps (at any time before February 1, 2026)

Par Call:	At any time on or after February 1, 2026

CUSIP / ISIN:	55336V BR0 / US55336VBR06

$1,500,000,000 2.650% Senior Notes due 2030

Principal Amount:	$1,500,000,000

Maturity Date:	August 15, 2030

Coupon:	2.650%

Price to Public:	99.913% of the principal amount plus accrued interest, if any, from August 18, 2020

Yield to Maturity:	2.660%

Spread to Benchmark Treasury:	+200 bps

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	99-21+ / 0.660%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2021, to holders of record at the close of business on the preceding February 1 and August 1, respectively

Optional Redemption Provisions:

Make-Whole Call:	T+30 bps (at any time before May 15, 2030)

Par Call:	At any time on or after May 15, 2030

CUSIP / ISIN:	55336V BQ2 / US55336VBQ23

Joint Book-Running Managers:

RBC Capital Markets, LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. PNC Capital Markets LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Comerica Securities, Inc. Fifth Third Securities, Inc. Huntington Securities, Inc. BNY Mellon Capital Markets, LLC Loop Capital Markets LLC Morgan Stanley & Co. LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the notes will be made, against payment for the notes, on or about August 18, 2020, which will be the fifth business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, because the notes initially will settle within five business days (T+5), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the date of delivery should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC, telephone: (toll-free) 866-375-6829; J.P. Morgan Securities LLC, telephone: (collect) 212-834-4533; or MUFG Securities Americas Inc., telephone: (toll-free) 877-649-6848.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.